Exhibit 99.28(p)(2)

EXHIBIT A

DUNDEEWEALTH US, LP

PERSONAL TRADING POLICY/CODE OF ETHICS

Dated March 2012

Rule 204A-1 (the “Rule”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) requires an investment adviser registered with the Securities and Exchange Commission to establish, maintain and enforce a written code of ethics which meets the minimum requirements stated in the Rule. This Code of Ethics is intended to meet the requirements of the Rule.

STANDARDS OF CONDUCT

DundeeWealth US, LP’s (“DundeeWealth US”) reputation is based on our employees acting in an ethical manner with honesty, integrity and professionalism. That reputation is a vital business asset. DundeeWealth US expects that its employees will perform their duties and conduct their personal investment activities with (1) the duty to, at all times, place our client’s interests first and (2) the fundamental principle that they should not take inappropriate advantage of their positions.

All employees are governed by the requirements of this Code and must comply with Federal Securities Laws (as defined below). Employees are not permitted:

1)	to defraud a client in any manner;
2)	to mislead a client, including by either making an untrue statement of material fact or by making a statement that omits material facts;
3)	to engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon a client;
4)	to engage in any manipulative practice with respect to a client; or
5)	to engage in any manipulative practice with respect to securities.

As a fiduciary, DundeeWealth US has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients. This duty includes fully disclosing all material facts to clients concerning any conflict that does arise with respect to that client. This duty also applies to all Employees.

PERSONAL SECURITIES TRANSACTIONS GENERALLY

All personal securities transactions are to be conducted in such a manner as to be consistent with the Personal Trading Policy/Code of Ethics (“the Code”) and to avoid any actual or potential conflict of interest or any abuse of an employee’s position of trust and responsibility.

Under Rule 204A-1 of the Advisers Act, the Securities and Exchange Commission (“SEC”) has determined that an investment adviser’s code of ethics must require Access Persons (as described below) to report their personal securities transactions and holdings and be subject to certain trading restrictions. An Access Person is defined as any partner, officer, director or employee of the investment adviser who (1) provides investment advice on behalf of the investment adviser; (2) is subject to the supervision and control of the investment adviser; and who (a) has access to nonpublic information regarding clients’ purchase or sale of securities, (b) is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic. Strict compliance with the provisions of the Code shall be considered a basic condition of employment with DundeeWealth US.

For purposes of DundeeWealth US’ policy, employees of sub-advisers and service providers that have access to nonpublic information are not covered by this policy but are covered by their employer’s policy.

CONFIDENTIALITY OF CLIENT INFORMATION

Confidentiality of information pertaining to DundeeWealth US and its clientsis a fundamental principle of the investment management business of DundeeWealth US. Employees must maintain the confidential relationship between DundeeWealth US and each of its clients. The confidentiality of information such as the extent of the account relationship must be held inviolate by those to whom it is entrusted and must never be discussed outside the normal and necessary course of DundeeWealth US’s business. To the extent possible, all information concerning clients and their accounts (including funds advised by DundeeWealth US and the investors therein) shall be shared among employees on a strictly need-to-know basis.Each employee shall be subject to the privacy policies and procedures of DundeeWealth USincluded in the Compliance Manual.

GIFTS AND ENTERTAINMENT (see Exhibit C in the DundeeWealth US Compliance Manual)

Employees should not accept inappropriate gifts, favors, entertainment or other things of material value that could influence their decision making or make them feel beholden to a person or firm. The same is true in terms of offering gifts to clients or prospects. Employees are required to comply with all provisions of DundeeWealth US’ Gifts and Entertainment Policy. For DundeeWealth US’ full Gifts and Entertainment policy please see Exhibit C.

OUTSIDE EMPLOYMENT AND OTHER ACTIVITIES

Outside Employment. DundeeWealth US discourages outside employment. Employees are not permitted to engage in any business activity or employment which interferes with their duties to DundeeWealth US, divides their loyalty, creates an actual or apparent conflict of interest, or exposes the employee or DundeeWealth US to possible criticism or adverse publicity. Employees must disclose all outside employment to DundeeWealth US’s senior management. Employees must obtain prior senior management approval of all outside employment, business activities, managing directorships, or fiduciary appointments.

Other Activities. DundeeWealth US encourages employees to participate in worthwhile civic, social, educational, professional and charitable organizations and activities. No activity, however, should interfere with their regular employment duties, unreasonably encroach upon working time, or necessitate such long hours as to impair working effectiveness of the employee.

Service on Board of a Public Company. DundeeWealth US defines a publicly traded company as any organization or entity which makes available to the public for purchase either through an exchange or other instrumentality a stake or share in the organization or entity.

Employees who wish to serve on the Board of Directors of a publicly traded company must supply a description, in writing, of the publicly traded company and the reasons why they are attempting to act in this role. This should be submitted to the Exception Committee1 for review and consideration.

Written pre-approval must be obtained from the Exception Committee in order for an employee to serve on the Board of Directors of a publicly traded company. The Exception Committee will review/consider many factors in making the decision to grant approval or disapproval, including, but not limited to, whether the company is one which DundeeWealth US Funds Trust would own. The Committee’s decision, either for or against, will be supplied to the employee in writing and will be included in the employee’s file.

If approval is granted by the Exception Committee, the employee has an ongoing obligation to notify the Exception Committee of any potential conflicts of interest which may arise during the course of participating as a member of the Board of Directors. If there is any question whether a conflict of interest exists or may exist, the Exception Committee shall be notified.

Violation of this policy may result in disciplinary action, up to and including termination of employment.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

Political Activities. DundeeWealth US encourages employees to be informed about and participate in the political process and political activities, provided such participation does not unduly interfere with the employees’ duties or embarrass or discredit DundeeWealth US. DundeeWealth US further encourages all employees to vote in elections and, if employees so choose, to make voluntary contributions of time and/or money to political and governmental activities. Employees must, however, engage in such activities as individuals rather than as representatives of DundeeWealth US. Employees must further avoid any appearance of corporate sponsorship or endorsement in connection with any election. Employees must not use the corporate name in connection with any political fund-raising activity or in any printed material for use in political fund-raising activity, except where permitted by law. Employees must obtain approval of the Chief Compliance Officer (“CCO”) before becoming a candidate for

1           This committee is comprised of the Director, Regulatory Administration and the Chief Compliance Officer.  If either of these committee members is the individual making the request, the US Group Head will serve in their place on the committee to review the submission.

public office, accepting any nomination or appointment to a public office or agreeing to serve as an official (such as a campaign manager, chairman or treasurer) in a political campaign.

Political Contributions and Corporate Payments. Corporate disbursements of money, property or services to any government official, political party or candidate, either domestic or foreign, are strictly prohibited, even in those jurisdictions where such contributions are legally permissible. No offer, promise of payment or payment shall be made to any person, corporate entity, official of any government or government agency, in the United States or abroad, either directly or indirectly, to win preferential treatment in securing business or obtaining special concessions in DundeeWealth US’ interest. It should be emphasized that a corporate payment need not be illegal to be prohibited. Payments are broadly defined to include property or services.

Employees are required to comply with all provisions of DundeeWealth US’ Political Contributions (Pay-to-Play) Policy, which has been designed to ensure compliance with Rule 206(4)-5 of the Investment Advisers Act of 1940.

Service in Public Office. Employees who wish to serve in Public Office must supply a description, in writing, of the particular public office and the reasons why they are attempting to servein this role. This material should be submitted to the Exception Committee for review and consideration.

Written pre-approval must be obtained from the Exception Committee in order for an employee to seek or serve in public office. The Exception Committee will review/consider many factors in making the decision to grant approval or disapproval, including, but not limited to, whether serving in such capacity will give the employee access to non-public information concerning stocks that are currently or could potentially be considered for inclusion in DundeeWealth US client portfolios. The Committee’s decisionwill be supplied to the employee in writing and will be included in the employee’s file.

If approval is granted by the Exception Committee, the employee has an ongoing obligation to notify the Exception Committee of any potential conflicts of interest which may arise during the course of his or her service in public office. If there is any question whether a conflict of interest exists or may exist, the Exception Committee shall be notified.

Violation of this policy may result in disciplinary action, up to and including termination of employment.

RECORDS

The following records will be kept pertaining to the Code of Ethics:

A copy of each Code that has been in effect at any time during the past five years will be kept in a readily accessible place by the CCO.

•	A record of any violations of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred.

•	A record of all written acknowledgements of receipt of the Code and amendments to such Code for each person who is currently, or was within the past five years, a supervised person (five years from the date employment is terminated).
•	Holdings and statements/transaction reports made pursuant to the Code must be maintained for at least five years after the end of the fiscal year in which the report was made (the first two years in an easily accessible place).
•	A list of names of persons who are currently, or within the past five years were access persons.
•	A record of any decision and supporting reasons for approving the acquisition of securities by access persons in limited offerings for at least five years after the end of the fiscal year in which the approval was granted.
•	A record of the individual(s) responsible for reviewing access persons’ reports currently and during the past five years.
•	A copy of reports provided to the mutual fund’s board of directors regarding the Code for at least five years after the end of the fiscal year in which it was made, the first two years in an easily accessible place.
•	A copy of all decisions made by the Exceptions Committee during the last five years.

All Access Persons are required to report any violations of the Code and potential conflicts of interest promptly to the CCO (if the CCO is unavailable the violation should be reported to Manager, Compliance).Such reports will be treated confidentially to the extent permitted by law and investigated promptly and appropriately. Retaliation by an employee against an individual who reports a violation is prohibited and constitutes a further violation of the Code. This duty encompasses a requirement that all employees promptly self-report violations of the Code.

SPECIFIC PERSONAL TRADING POLICIES

Definitions

A.	“Access Person” means: any officer, director or employee who provides investment advice on behalf of DundeeWealth US, is subject to the supervision and control of DundeeWealth US and who (1) has access to nonpublic information regarding any clients’ purchase or sale of securities; or (2) is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.
B.	“Automatic Investment Plan” means any program in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.
C.	“Beneficial Ownership” is interpreted in the same manner as it would be under Rule 16a-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) in determining whether a person has beneficial ownership of a security for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder. Generally, you will be treated as the “beneficial owner” of a security under this policy only if you have a direct or indirect pecuniary interest in the security.
(a) A direct pecuniary interest is the opportunity, directly or indirectly, to profit, or to share the profit, from the transaction.

(b)	An indirect pecuniary interest is any nondirect financial interest, but is specifically defined in the rules to include securities held by members of your immediate family sharing the same household. An Access Person’s “immediate family” includes a spouse, minor children and adults living in the same household as the Access Person.

•	Securities held by a partnership of which you are a general partner;
•	Securities held by a trust of which you are the settlor if you can revoke the trust without the consent of another person, or a beneficiary if you have or share investment control with the trustee;
•	Equity securities which may be acquired upon exercise of an option or other right, or through conversion.
•	For interpretive guidance on this test, you should consult counsel.

D.	“Covered Securities” means a security defined in section 202(a)(18) of the Advisers Act.

Covered Securities include:
•	Stocks
•	Bonds
•	Futures
•	Exchange Traded Fund
•	Investment contracts
•	Options on securities
•	Options on indexes and options on currencies,
•	Limited partnerships (of any kind)
•	Shares of open-end mutual funds that are advised or sub-advised by DundeeWealth US or any of its affiliates (including The DundeeWealth Funds),
•	Foreign unit trusts
•	Foreign mutual funds
•	Private investment funds
•	Hedge funds
•	Investment clubs

Covered securities do not include:
•	Direct obligations of the U.S. government (e.g. treasury securities)
•	Bankers acceptances
•	Bank certificates of deposit
•	Commercial paper
•	High quality short-term debt obligations - including repurchase agreements,
•	Shares of open-end investment companies other than a Reportable Fund (including The DundeeWealth Funds)
•	Shares issued by money market mutual funds

E.	“Federal Securities Laws” means the Securities Act of 1933 (the “1933 Act”), the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Advisers Act, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission (“SEC”) under any of these statutes, the Bank Secrecy Act as it applies to investment advisers, and any rules adopted thereunderby the SEC or the Department of Treasury.
F.	An “Initial Public Offering” means an offering of securities registered under the 1933 Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act.
G.	A “Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the 1933 Act.

H.	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security.
I.	“Reportable Fund” means: (i) any fund for which DundeeWealth US serves as an investment adviser as defined in section 2(a)(20) of the Investment Company Act of 1940 (including The DundeeWealth Funds); or (ii) any fund whose investment adviser or principal underwriter controls DundeeWealth US, is controlled by DundeeWealth US , or is under common control with DundeeWealth US.

PERSONAL TRADING

ALL SECURITY TRANSACTIONSIN COVERED SECURITIES REQUIRE WRITTEN CLEARANCE IN ADVANCE.

Under its business model DundeeWealth US does not purchase individual securities for any of its clients (currently, the DundeeWealth Funds). Access Persons are barred from purchasing any Covered Securities in which the Funds have either a long or short position. If an employee owns a position in any Covered Security, he/she must get written pre-clearance from the CCO or his/her delegate to add to or sell the position.

Access Persons are required to pre-clear all personal trades of Covered Securities, including those in the DundeeWealth Funds (with special procedures for purchases of the DundeeWealth Funds within an Access Person’s 401(k) plan account, as set forth below). Advance written approval is valid for 48 hours; if a trade has not been executed, subsequent approvals are necessary until the trade is executed. No clearance will be given to an Access Person to purchase or sell any Covered Security (1) on a day when any DundeeWealth US client account has a pending “buy” or “sell” order in that same Covered Security until that order is executed or withdrawn or (2) when the Compliance Department has been advised that the same Covered Security is being considered for purchase or sale for any DundeeWealth US client account. Copies of all pre-clearance forms are to be given to the CCO or his/her delegate by the Access Person. The Access Person should keep a copy for their files. The CCO or his/her delegate will reconcile the pre-clearance report with the duplicate confirm to ensure compliance with the policy.

The pre-clearance requirements do not apply to transactions effected pursuant to an Automatic Investment Plan.

Access Persons who desire to use the DundeeWealth Funds as investment options within the 401(k) plan (trusteed by T. Rowe Price) account are required to obtain approval prior to the first allocation to any one or more of the DundeeWealth Funds, and again upon any change in allocation (both increases and decreases in the percentage allocated to the DundeeWealth Fund(s)) to one ore more of the DundeeWealth Funds. Any initial or change in allocation must be submitted to T. Rowe price within 48 hours of approval from the DundeeWealth US compliance designee. Any Access Person using a DundeeWealth Fund as an investment election within their 401(k) account must have duplicate statements and confirmations sent to the firm to ensure compliance with this policy.

Access Persons may not purchase Initial Public Offerings (IPO’s).

Access Persons are alsoprohibited from entering into short sales in any security that is owned by any of DundeeWealth US clients (currently the DundeeWealth Funds).

Limited Offerings require written pre-clearance. IRA’s, and Rollover IRA’s that are self-directed (i.e. stocks or bonds, not mutual funds), and ESOP’s (employee stock ownership plans) require pre-clearance

Purchases of mutual fund shares(where the fund is NOTadvised by DundeeWealth US or its affiliates) are excluded from pre-clearance, at this time, as are 529 plans that invest in mutual funds (mutual funds advised or sub-advised by the firm must be reported during the annual and quarterly reporting periods).

Access Persons are prohibited from trading, either personally or on behalf of others, while in possession of material, non-public information. Access Persons are also prohibited from communicating material non-public information to others in violation of the law. For additional information see DundeeWealth US’s Policy on the Prevention of Insider Trading included in Exhibit B.

Blackout Restrictions: Access Persons are subject to the following restrictions when their purchases and sales of Covered Securities coincide with trades of DundeeWealth US clients (including investment companies):

1.	Purchases and sales within three days following a client trade. Access Persons are prohibited from purchasing or selling any Covered Security within three calendar days after a client has a transaction in the same (or a related) security. If an employee makes a prohibited transaction the employee must unwind the transaction and relinquish any gain from the transaction to a charitable organization.
2.	Purchases within seven days before a client purchase. An employee who purchases a Covered Security within seven calendar days before a client trades the same (or a related) security is prohibited from selling the Covered Security for a period of six months following the portfolio’s trade. The Trading Exception Committee2 must approve exceptions. If an employee makes a prohibited sale without an exception within the six-month period, the employee must relinquish any gain from the transaction to a charitable organization.
3.	Sales within three days before a client sale. An employee who sells a Covered Security within three days before a client trades the same (or a related) security must relinquish to charity the difference between the employee’s sale price and the portfolio’s sale price (assuming the employee’s sale price is higher). If the employee’s sale price is lower no action is required.

Short Term Trading:

Access Persons may not take profits in any security in less than 30 days (includes Options, Convertibles and Futures). If an Access Person must trade within this period, the Exception Committee must grant approval or the Access Person must relinquish such profits to charity. The

2           This committee is comprised of the CCO and Director, Regulatory Administration.

closing of positions at a loss is not prohibited. Options that are out of the money may be exercised in less than 30 days. Access Persons are prohibited from engaging in short term or market timing activities in mutual funds advised or sub-advised by the firm. Pre-clearance is required for Access Persons’ redemptions or exchanges in mutual funds advised or sub-advised by the firm.

Reporting:

Consistent with the requirements of the Investment Advisers Act of 1940 - Rules 204A-1, and with the provisions of Rule 17j-1 of the Investment Company Act of 1940, Access Persons must submit the following:

1)	Initial Holdings Report - within ten (10) days of hire, all new Access Persons are required to file a signed and dated Initial Holdings Report, setting forth the title, ticker symbol or CUSIP number, type of security, number of shares, and the principal amount of each covered security (including mutual funds advised or sub-advised by the firm) in which they have any direct or indirect beneficial ownership; and the name of any broker, dealer, or bank with whom an account is maintained in which any Covered Securities are held for their direct or indirect benefit and the date the report is submitted. The information must be current as of a date no more than 45 days prior to the date the person became an Access Person.

2)	Annual Holdings Report - on an annual basis, all Access Persons are required to file within thirty (30) days of year-end a signed and dated Annual Holdings Report listing all Covered Securities owned as of December 31st. Within this Report, all Access Persons must list the title, the number of shares, and the principal amount of each Covered Security (including mutual funds advised or sub-advised by the firm) in which they had any direct or indirect beneficial ownership; and the name of any broker, dealer, or bank with whom an account was maintained in which any Covered Securities were held for their direct or indirect benefit and the date the report is submitted. The information must be current as of a date no more than 45 days before the report is submitted.

3)	Quarterly Transaction Reports - Within thirty (30) days following the end of each calendar quarter all Access Persons must submit a signed and dated report listing all transactions in Covered Securities executed during that preceding calendar quarter. For each transaction, Access Persons are required to list the date, the title, ticker symbol or CUSIP number, the number of shares, interest rate and maturity date, and the principal amount of each covered security involved; the nature of the transaction (i.e., purchase, sale, or other type of acquisition/disposition); the price at which the transaction was effected; and the name of any broker, dealer, or bank through which the transaction was effected and the date the report is submitted. Also in this report Access Persons are to disclose any brokerage account opened during the calendar quarter. Access Persons are required to list the name of the broker, dealer or bank with whom the access person established the account, the date the account was established and the date the report is submitted.

4)	Duplicate brokerage/mutual fund statements/confirms – Access Persons must have duplicate statements and confirms for any accounts and transactions described above sent to the attention of DundeeWealth US’ CCO. The CCO or his/her delegate will review them on a quarterly basis, to ensure all policies are being followed. The Manger, Compliancewill review the statements and confirms of the CCO. Brokerage, mutual funds advised or sub-advised by DundeeWealth US, IRA’s, Rollover IRA’s (which are self-directed), ESOP’s, private placements, and limited partnerships must all be reported and duplicate statements must be forwarded. Violations detected during the review will be documented and reviewed by the CCO. The CCO will determine appropriate steps depending on the violation, up to and including termination of employee.

5)	Annual Certification - All Access Persons are required to certify annually to the Compliance Department that: (i) they have read and understand the Personal Trading Policy/Code of Ethics; (ii) they have complied with all requirements of the Personal Trading Policy/Code of Ethics; and (iii) they have reported all transactions required to be reported under the Personal Trading Policy/Code of Ethics.

6)	Other Certifications – All Access Persons are required to certify that they have read and understand any and all revisions to the Personal Trading Policy/Code of Ethics promptly upon receipt of notice from the Compliance Department that there have been changes to the Personal Trading Policy/Code of Ethics.

Transactions effected pursuant to an automatic investment plan (i.e. dividend reinvestment plan) are exempt from reporting, as are acquisitions or securities through stock dividends, stock splits and other similar corporate reorganizations.

Access Persons of DundeeWealth US must abide by the established internal policies and procedures. Compliance with the quarterly/annual Trading Disclosures and Holdings Reporting is a requirement of your employment at DundeeWealth US. It is each employee’s responsibility to provide the required information within 30 days of the end of each quarter.

All transaction and holdings reports submitted to the Compliance Department will be maintained in the strictest confidence, except to the extent necessary to implement and enforce provisions of the Code or to comply with requests for information from government agencies or pursuant to litigation.

Access Persons who violate DundeeWealth US’s Code of Ethics or any Personal Trading policies outlined above (including those policies requiring pre-clearance, trading disclosure and reporting) may be subject to disciplinary action, up to and including termination of the employee, as outlined below:

▪	First Violation: Disciplinary letter will be placed in employee file;

▪	Second Violation: $250.00 fine will be assessed;

▪	Third Violation: $500.00 fine will be assessed;

▪	Fourth Violation: Employee termination.

In addition to the disciplinary actions listed above, the CCO will consider whether disgorgement of profits from transactions made in violation of this Code of Ethics is appropriate.